Exhibit 99.1

SPORTRADAR REPORTS STRONG GROWTH IN FIRST QUARTER 2022

Overall revenue increased 31%; U.S. revenue increased 124% year over year

Company reiterated annual outlook for fiscal 2022 projecting strong annual revenue growth of 18% to 25%

ST. GALLEN, Switzerland, May 18, 2022 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), the leading global technology company enabling next generation engagement in sports, and the number one provider of business-to-business solutions to the global sports betting industry, today announced financial results for its first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•

Revenue in the first quarter of 2022 increased 31% to €167.9 million ($186.4 million)[1] compared with the first quarter of 2021, driven by strong growth across all business segments. In particular, the U.S. segment revenue grew by 124% to €25.7 million ($28.5 million) compared with the first quarter of 2021.

•

Adjusted EBITDA[2] in the first quarter of 2022 decreased 5% to €26.7 million ($29.6 million)[1] compared with the first quarter of 2021 primarily due to higher costs associated with being a public company as well as reversal of certain temporary COVID-19 related cost savings versus the first quarter of 2021.

•	Adjusted EBITDA margin[2] was 16% in the first quarter of 2022, compared with 22% over the prior year period.

•	Adjusted Free Cash Flow[2] in the first quarter of 2022 increased by 100% to €12.9 million, compared with the prior year period. The resulting free cash flow conversion[2] was 48% in the quarter.

•

Strong Net Retention Rate[2], based on the last twelve months, increased to 121% at the end of the first quarter of 2022 compared with 107% the same period in 2021 highlighting the continued success of the Company’s cross-sell and upsell strategy across its global customer base.

•	Cash and cash equivalents totaled €715.5 million as of March 31, 2022. Total liquidity available for use at March 31, 2022, including undrawn credit facilities was €825.5 million.

•

The Company reiterated its previously provided annual outlook for full-year 2022 for revenue and Adjusted EBITDA[2]. Please see the “Annual Financial Outlook” section of this press release for further details.

Key Financial Measures	Q1	Q1	Change
In millions, in Euros €	2022	2021	%
Revenue	167.9	128.5	31%
Adjusted EBITDA[2]	26.7	28.2	(5%)
Adjusted EBITDA margin[2]	16%	22%	—
Adjusted Free Cash Flow[2]	12.9	6.5	100%
Free Cash Flow Conversion[2]	48%	23%	—

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2022, which was €1.00 to $1.11.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Carsten Koerl, Chief Executive Officer of Sportradar said: “Our fiscal 2022 is off to a fast start, with core, high-margin betting products driving growth around the world. Our U.S. business continues its tremendous growth story as more states legalize and sports betting becomes live, mainstream entertainment. As the market leader, our technology and data-driven insights continue to transform the converging media, entertainment and sports industries and fuel our consistent and long-term profitable growth story.”

Segment Information

RoW Betting

•

Segment revenue in the first quarter of 2022 increased by 25% to €86.7 million compared with the first quarter of 2021. This growth was driven primarily by increased sales of our higher value-add offerings including Managed Betting Services (MBS) which increased 51% to €26.4 million and Live Data/ Odds Services, which increased 16% to €46.8 million. MBS growth is attributable to increased turnover[3] and Live Data/ Odds Services grew as a result of upselling content to existing customers. MBS includes Managed Trading Services (MTS) and Managed Platform Services (MPS). Additionally, increased content sales from the Synergy acquisition contributed to the growth.

•

Segment Adjusted EBITDA[2] in the first quarter of 2022 increased by 13% to €44.6 million compared with the first quarter of 2021. Segment Adjusted EBITDA margin[2] decreased to 51% from 57% in the first quarter of 2021 driven by temporary savings in sport rights and scouting costs in the prior year related to the COVID-19 pandemic as well as acquisition of new sport rights.

RoW Audiovisual (AV)

•

Segment revenue increased in the first quarter of 2022 by 17% to €45.9 million compared with the first quarter of 2021. This growth was primarily a result of increased content from Tennis Australia and the National Hockey League (NHL) as well as upselling content from the Synergy acquisition.

•

Segment Adjusted EBITDA[2] in the first quarter of 2022 was flat at €8.9 million compared with the first quarter of 2021. Segment Adjusted EBITDA margin[2] decreased to 19% from 23% compared with the first quarter of 2021 primarily due to higher sports rights costs driven by the easing of the COVID-19 pandemic versus prior year, and acquisition of new sports rights.

United States

•

Segment revenue in the first quarter of 2022 increased by 124% to €25.7 million compared with the first quarter of 2021. This growth was driven by increased sales of U.S. Betting services primarily as a result of new states legalizing betting. We also experienced growth from increased sales to media companies and a positive impact from the acquisition of Synergy Sports.

•

Segment Adjusted EBITDA[2] in the first quarter of 2022 was (€6.4) million compared with the first quarter of 2021 of (€3.6) million, primarily due to increased investment in the Company’s league and team solutions focused business. Segment Adjusted EBITDA margin[2] improved to (25%) from (32%) compared with the first quarter of 2021 reflecting an improvement in the U.S. segment operating leverage.

[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.
[3]	Turnover is the total amount of stakes placed and accepted in betting.

Costs and Expenses

•

Personnel expenses in the first quarter of 2022 increased by €13.7 million to €52.3 million compared with the first quarter of 2021 primarily resulting from additional hires in the Company’s product and technology organizations across high and low-cost locations. Employee headcount increased by 620 to 3,075 full time employees at the end of the first quarter of 2022 compared with the first quarter of 2021.

•

Other Operating expenses in the first quarter of 2022 increased by €5.0 million to €19.5 million compared with the first quarter of 2021 mainly driven by higher costs associated with being a public company, and the reversal of temporary COVID-19 related cost savings versus the prior year.

•

Total Sport rights costs in the first quarter of 2022 increased by €13.1 million to €54.0 million compared with the first quarter of 2021, primarily resulting from new rights for 2022 for ICC, UEFA, ATP and a normalized schedule in sports such as NBA, NHL and MLB, as COVID-19 pandemic restrictions eased.

Recent Business Highlights

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In April 2022, Sportradar acquired Vaix, a pioneer in developing AI solutions for the iGaming Industry. Vaix’s innovative AI technology allows betting and gaming operators to gain a personalized view of their customers, which provides a more targeted, player-friendly experience. Sportradar has partnered with Vaix previously and incorporated its technology into its Managed Trading Services (MTS) offering. Sportradar’s MTS solution is a sophisticated trading, risk, live odds and liability management offering that helps betting operators boost margins and profits, while increasing efficiency and managing risk.

•

Sportradar was awarded a supplier registration for online/mobile wagering in Ontario. With this registration for online/mobile wagering from the Alcohol and Gaming Commission of Ontario, Sportradar now holds over 36 licenses in North America across states, territories, tribes, and Canada. Additionally, Sportradar Integrity Services and the Canadian Hockey League announced a multi-year education and bet monitoring services agreement. This new relationship increases Sportradar Integrity Services’ portfolio of ice hockey partners to nine different leagues and federations around the world and strengthens its leadership position across North American sports leagues.

•

The Company continued to strengthen its U.S. leadership by appointing former Fiserv executive Michael Gandolfo as Group Head, Regional Sales. Gandolfo led the Fiserv’s Large Financial Institution Sales and Service Team, responsible for over 300 top financial institutional clients.

•

Norwegian state gaming operator, Norsk Tipping, will deploy Sportradar’s internet-based Self-Service Betting Terminal (iSSBT) into 245 retail outlets across Norway to support the gaming operator’s growth. iSSBT is deployed in over 500 retail outlets, enabling Norsk Tipping to establish a mobile-first and online digital strategy, along with a retail presence.

•

Sportradar continued to advance its mission to detect, investigate and prevent betting-related match-fixing, doping and other threats to the integrity of sport by announcing a multi-year integrity partnership with NASCAR, an expansion of a previous agreement to provide bet monitoring and reporting with its Universal Fraud Detection System (UFDS), launching a Sportradar Integrity Exchange, a network that enables bookmakers to report suspicious betting activity and extended its work with the Austrian Federal Criminal Police on anti-doping.

•

The Company also announced that it will act as an advisor to Bowl Season on the sports betting space in a responsible manner, with a focus on educating the organization’s membership on the rapidly evolving world of sports betting, as well as the opportunity to expand the scope to include Sportradar’s Integrity Services.

Annual Financial Outlook

Sportradar is reiterating its outlook for fiscal 2022 provided on March 30, 2022 as follows:

•	Revenue is expected to be in the range of €665.0 million to €700.0 million ($738.2 million to $777.0 million)[1], representing growth of 18% to 25% over fiscal 2021.

•	Adjusted EBITDA[2] is expected to be in the range of €123.0 million to €133.0 million ($136.5 million to $147.6 million)[1], representing growth of 21% to 30% over fiscal 2021.

•	Adjusted EBITDA margin[2] is expected to be in the range of 18.5% to 19.0%, an improvement over the prior year.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the first quarter 2022 financial results today, May 18, 2022 at 8:00 a.m. Eastern Time (“ET”). Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s investor relations website for one year after the conclusion of the live event. Those wishing to participate via telephone may dial in at 1-855-725-1617 (USA) or +1-509-960-9043 (International), passcode 4366155. A replay of the earnings call will be available through May 25, 2022, by dialing 1-855-859-2056 (USA) or +1-404-537-3406 (International), passcode 4366155.

About Sportradar

Sportradar is the leading global sports technology company creating immersive experiences for sports fans and bettors. Established in 2001, the company is well-positioned at the intersection of the sports, media and betting industries, providing sports federations, news media, consumer platforms and sports betting operators with a range of solutions to help grow their business. Sportradar employs more than 3,000 full time employees across 20 countries around the world. It is our commitment to excellent service, quality and reliability that makes us the trusted partner of more than 1,700 customers in over 120 countries and an official partner of the NBA, NHL, MLB, NASCAR, UEFA, FIFA, ICC and ITF. We cover more than 890,000 events annually across 92 sports. With deep industry relationships, Sportradar is not just redefining the sports fan experience; it also safeguards the sports themselves through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

CONTACT

Investor Relations:

Rima Hyder

investor.relations@sportradar.com

Media:

Sandra Lee

comms@sportradar.com

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2022, which was €1.00 to $1.11.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Dollar-Based Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•

“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, non-routine litigation costs, foreign currency (gains) losses, finance income and finance costs, and income tax (expense) benefit and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports rights licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

•

“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define the following operating metric as follows:

•

“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate. We have referred to this calculation as “Dollar-Based Net Retention Rate” in prior press releases, which is the same calculation we are now using for “Net Retention Rate” in this press release.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2022. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation for our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

	Three Months Ended March 31,
	2021	2022
Revenue	128,471	167,876
Purchased services and licenses (excluding depreciation and amortization)	(23,949)	(36,836)
Internally-developed software cost capitalized	2,551	4,008
Personnel expenses	(38,602)	(52,254)
Other operating expenses	(14,504)	(19,507)
Depreciation and amortization	(36,204)	(52,470)
Impairment (loss) gain on trade receivables, contract assets and other financial assets	185	(1,012)
Share of loss of equity-accounted investees	(674)	(101)
Foreign currency gains (losses), net	(6,752)	10,419
Finance income	1,709	86
Finance costs	(7,701)	(8,922)

Net income before tax	4,530	11,287
Income tax expense	(2,181)	(3,079)

Profit for the period	2,349	8,208

Other Comprehensive Income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	18	18
Related deferred tax expense	(3)	(3)

	15	15
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	(500)	1,686
Foreign currency translation adjustment attributable to non-controlling interests	(149)	(51)

	(649)	1,635

Other comprehensive income for the period, net of tax	(634)	1,650

Total comprehensive income for the period	1,715	9,858

Profit attributable to:
Owners of the Company	2,209	8,122
Non-controlling interests	140	86

	2,349	8,208

Total comprehensive income (loss) attributable to:
Owners of the Company	1,724	9,823
Non-controlling interests	(9)	35

	1,715	9,858

Share count		206,849

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31	March 31,
	2021	2022
Assets
Current assets
Cash and cash equivalents	742,773	715,527
Trade receivables	33,943	51,228
Contract assets	40,617	37,587
Other assets and prepayments	31,161	31,318
Income tax receivables	1,548	979

	850,042	836,639

Non-current assets
Property and equipment	35,923	35,294
Intangible assets and goodwill	808,472	822,068
Equity-accounted investees	8,445	8,343
Other financial assets and other non-current assets	41,331	41,604
Deferred tax assets	26,908	26,920

	921,079	934,229

Total assets	1,771,121	1,770,868

Current liabilities
Loans and borrowings	6,086	6,711
Trade payables	150,012	174,144
Other liabilities	59,992	45,301
Contract liabilities	22,956	21,608
Income tax liabilities	14,190	17,765

	253,236	265,529

Non-current liabilities
Loans and borrowings	429,264	428,580
Trade payables	320,428	326,342
Other non-current liabilities	7,081	4,588
Deferred tax liabilities	25,478	25,065

	782,251	784,575

Total liabilities	1,035,487	1,050,104
Ordinary shares	27,297	27,323
Participation certificates	—	—
Treasury shares	—	(390)
Additional paid-in capital	606,057	576,428
Retained earnings	89,693	99,967
Other reserves	15,776	17,478

Equity attributable to owners of the Company	738,823	720,806

Non-controlling interest	(3,189)	(42)

Total equity	735,634	720,764

Total liabilities and equity	1,771,121	1,770,868

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Three Months Ended March 31,
	2021	2022
OPERATING ACTIVITIES:
Profit for the period	2,349	8,208
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	2,181	3,079
Interest income	(1,709)	(86)
Interest expense	7,694	8,859
Impairment losses on financial assets	260	28
Other financial expenses	8	63
Foreign currency (losses) gains, net	6,752	(10,419)
Amortization of intangible assets	33,910	49,707
Depreciation of property and equipment	2,294	2,763
Equity-settled share-based payments	3,866	3,911
Other	450	(883)

Cash flow from operating activities before working capital changes, interest and income taxes	58,055	65,230

Increase in trade receivables, contract assets, other assets and prepayments	(1,109)	(15,331)
Increase in trade and other payables, contract and other liabilities	(11,284)	(3,530)

Changes in working capital	(12,393)	(18,861)

Interest paid	(2,765)	(4,855)
Interest received	—	62
Income taxes received (paid)	(178)	152

Net cash from operating activities	42,719	41,728

INVESTING ACTIVITIES:
Acquisition of intangible assets	(33,767)	(34,255)
Acquisition of property and equipment	(541)	(1,389)
Acquisition of subsidiaries, net of cash acquired	(11,411)	(11,604)
Issuance of loans receivable	(1,300)	—
Collection of deposits	40	45
Payment of deposits	—	(57)

Net cash used in investing activities	(46,979)	(47,260)

FINANCING ACTIVITIES:
Payment of lease liabilities	(1,955)	(1,444)
Acquisition of non-controlling interests	—	(28,246)
Principal payments on bank debt	—	(135)
Purchase of treasury shares	—	(390)
Proceeds from issuance of MPP share awards	1,650	—
Change in bank overdrafts	(69)	(13)
Proceeds from issue of participation certificates	1,000	—

Net cash (used in) from financing activities	626	(30,228)

Net increase in cash	(3,634)	(35,760)
Cash and cash equivalents as of January 1	385,542	742,773
Effects of movements in exchange rates	(702)	8,514

Cash and cash equivalents as of March 31	381,206	715,527

The tables below show the information related to each reportable segment for the three-month periods ended March 31, 2021 and 2022.

	Three Months Ended March 31, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	69,338	39,286	11,435	120,059	8,412	128,471
Segment Adjusted EBITDA	39,604	8,972	(3,618)	44,958	(908)	44,050
Unallocated corporate expenses(1)						(15,880)

Adjusted EBITDA						28,170

Adjusted EBITDA margin	57%	23%	(32%)	37%	(11%)	22%

	Three Months Ended March 31, 2022
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	86,737	45,923	25,667	158,327	9,549	167,876
Segment Adjusted EBITDA	44,617	8,934	(6,422)	47,129	(3,714)	43,415
Unallocated corporate expenses(1)						(16,714)

Adjusted EBITDA						26,701

Adjusted EBITDA margin	51%	19%	(25%)	30%	(39%)	16%

(1)

Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments. The year over year change in these expenses is primarily a result of the absence of temporary COVID-19 related cost savings versus the prior year, costs associated with the Company’s initial public offering and being a public company, as well as M&A costs.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period:

	Three Months Ended March 31,
in €‘000	2021	2022
Profit for the period	2,349	8,208
Share based compensation	3,866	3,911
Litigation costs[1]	—	1,284
Professional fees for SOX implementation	—	1,425
One-time charitable donation for Ukrainian relief activities	—	147
Depreciation and amortization	36,204	52,470
Amortization of sport rights	(29,435)	(42,268)
Impairment loss on other financial assets	260	28
Foreign currency (gains) losses, net	6,752	(10,419)
Finance income	(1,709)	(86)
Finance costs	7,701	8,922
Income tax expense	2,181	3,079

Adjusted EBITDA	28,170	26,701

(1)	Includes mainly legal related costs in connection with one non-routine litigation.

The following table presents a reconciliation of Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Three Months Ended March 31,
in €‘000	2021	2022
Net cash from operating activities	42,719	41,728
Acquisition of intangible assets	(33,767)	(34,255)
Acquisition of property and equipment	(541)	(1,389)
Payment of lease liabilities	(1,955)	(1,444)
Foreign currency gains on cash equivalents	—	8,243

Adjusted Free Cash Flow	6,456	12,883